FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 29, 2006

Commission File Number: 0001291361

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit, 20692, P.O.B. 550 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

        On August 28, 2006, Syneron Medical Ltd. (the “Company”) sent an invitation to all shareholders to attend the Annual General Meeting of Shareholders of Syneron Medical Ltd. to be held on September 28, 2006 in Yokneam, Israel (the “Annual Meeting”). A copy of the Company’s annual report on Form 20-F, previously filed with the Securities and Exchange Commission, was also attached to the invitation.

        Decisions to be voted on at the Annual Meeting include:

1.	the re-election of director, Mr. Butler;
2.	the re-election of director, Ms. Krindel;
3.	the re-appointment of independent auditors for the Company’s 2006 fiscal year and an additional period until the next Annual General Meeting;
4.	to authorize the Board of Directors and the Audit Committee to fix the independent auditors’ remuneration for auditing services and for additional services;
5.	to approve the increase in scope of service of Dr. Eckhouse and the terms of an option grant to Dr. Eckhouse in accordance with the Israeli Companies Law 1999 requirement for approval of related parties transactions;
6.	to approve the option grant to Dr. Kreindel in accordance with the Israeli Companies Law 1999 requirement for related parties transactions;
7.	to approve the option grant to Mr. Butler in accordance with the Israeli Companies Law 1999 requirement for related parties transactions;
8.	to approve the option grant to Ms. Krindel in accordance with the Israeli Companies Law 1999 requirement for related parties transactions;
9.	to update the D&O Insurance coverage;
10.	to amend the Company’s Articles of Association to allow additional reimbursement of expenses and to amend the Company’s undertakings to our Office Holders to add such additional reimbursements pursuant to the amendments to the Israeli Companies Law 1999, which allows such additional reimbursements; and
11.	to transact any other business that properly comes before the Annual General Meeting.

        In addition, the financial statements for the fiscal year ended December 31, 2005 will be presented at the Annual Meeting.

        The following document is attached hereto and incorporated by reference herein:

Exhibit No.	Description

1	Notice Of Annual General Meeting Of Shareholders and Proxy Statement, dated August 28, 2006, for Annual General Meeting of Shareholders of Syneron Medical Ltd. to be held on September 28, 2006.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2006

Syneron Medical Ltd. By: /s/ David Seligman —————————————— David Seligman Chief Financial Officer

Exhibit Index

Exhibit No.	Description

1	Notice Of Annual General Meeting Of Shareholders and Proxy Statement, dated August 28, 2006, for Annual General Meeting of Shareholders of Syneron Medical Ltd. to be held on September 28, 2006.